Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period ending June 30, 2007
CONVERIUM HOLDING AG
(Translation of registrant’s name into English)
General Guisan-Quai 26
CH-8002 Zurich
Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

Investor information
Transfer Agent & Registrar
For American Depository Shares (ADS) traded on the New York Stock Exchange:
The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Phone +1 646 885 3300
Auditors
PricewaterhouseCoopers Ltd
Birchstrasse 160
8050 Zurich
Switzerland
Phone +41 58 792 4400
Fax +41 58 792 44 10
Stock Trading
Converium Holding AG common shares are traded on the SWX Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First half year of 2007
SWX Swiss Exchange (CHF)	High	23.25	Low	16.30
New York Stock Exchange (USD)	High	9.44	Low	6.67

First quarter of 2007
SWX Swiss Exchange (CHF)	High	22.35	Low	16.30
New York Stock Exchange (USD)	High	8.78	Low	6.67

Second quarter of 2007
SWX Swiss Exchange (CHF)	High	23.25	Low	20.95
New York Stock Exchange (USD)	High	9.44	Low	8.73

First listed
December 11, 2001 SWX Swiss Exchange and New York Stock Exchange.
Investor Relations Contact
Marco Circelli
Head of Investor Relations
Phone +41 44 639 9131
E-mail marco.circelli@converium.com

Financial highlights

(USD million, except per share information)	Six months ended June 30
	2007	2006

Gross premiums written	1,201.6	1,114.5

Net premiums written	1,075.3	1,050.7

Net premiums earned	919.9	892.6

Total investment results	177.6	122.7

Income from continuing operations before taxes	129.7	112.2

Income from continuing operations	196.5	96.7

Income from discontinued operations	—	27.4

Net Income	196.5	124.1

Basic earnings per share from continuing operations	1.34	0.66

Annualized return on shareholders’ equity[1]	13.2%	11.7%

Non-life loss ratio[2]	69.7%	66.9%

Non-life acquisition costs ratio[2]	25.3%	25.5%

Non-life administration expense ratio[2]	5.5%	5.4%

Non-life combined ratio[2]	100.5%	97.8%

	June 30, 2007	Dec. 31, 2006

Total invested assets	6,054.2	5,765.3

Total underwriting reserves, net of reinsurance	7,208.3	7,006.8

Total shareholders’ equity	2,017.2	1,846.0

Book value per share	13.78	12.63

[1]	Defined as net income from continuing operations divided by shareholders’ equity at the beginning of the period, annualized. For 2007 the calculation excludes the release of tax valuation allowance of USD 74.7 million.

[2]	Non-life business represents the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, as these are both non-life segments, the aggregation of which management considers meaningful in understanding the current performance of Converium. The aggregation of the Life & Health Reinsurance segment with the non-life business is referred to as total business.
The Converium share and ADS

Key share data for 2007
Shares registered as at June 30, 2007	146,689,462

SWX Swiss Exchange

Share price as at June 30, 2007 in CHF	22.50

Year High in CHF	23.25

Year Low in CHF	16.30

Average daily trading volume in 2007	1,553,580

Market capitalization as at June 30, 2007 in CHF	3,300,512,895

Book value per share as at June 30, 2007 in CHF	16.89

New York Stock Exchange

ADS price as at June 30, 2007 in USD	9.13

Year High in USD	9.44

Year Low in USD	6.67

Major shareholders
Converium received the following notices in accordance with Article 20 of the Federal Act on Stock Exchange and Securities Trading:
•	SCOR Group through various legal entities, Paris, France: 96.32% as announced on August 2, 2007).

Management’s discussion and analysis
of financial condition and results of operations
The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.
Overview

Converium Holding AG and subsidiaries (“Converium” or the “Company”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. As a multi-line reinsurer, our geographic emphasis is on Europe, Asia-Pacific, Latin and South America and the Middle East and a distinct focus on global specialty lines. In addition, we underwrite and manage US-originated business through Converium AG, Zurich, with a focus on shorter-tail lines. We actively seek to develop efficient and effective reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.
We offer a broad range of non-life and life reinsurance products. In non-life reinsurance, our lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business include Life and Disability reinsurance, including quota share, surplus coverage and financing contracts and Accident & Health.
SCOR ownership
On April 5, 2007, SCOR formally launched a then-unsolicited public tender offer pursuant to which each of Converium’s registered shares were to be exchanged for 0.5 ordinary shares of SCOR and CHF 4, the cash portion of which was to be reduced by the gross amount of any dilutive effects in respect of Converium’s registered shares prior to the consummation of SCOR’s public tender offer.
After a series of discussions, on 9 May 2007, Converium and SCOR entered into a transaction agreement pursuant to which SCOR agreed to increase the consideration payable to holders of Converium’s registered shares to 0.5 new SCOR shares and CHF 5.50 in cash in exchange for each Converium registered share tendered and Converium agreed that its Board of Directors would recommend SCOR’s improved public tender offer to Converium shareholders.
As at June 30, 2007 SCOR had significant influence on Converium, holding 32.9% of Converium’s issued share capital and having commenced its public tender offer for the remaining shares.
Subsequently, as of August 2, 2007 and after the expiration of the additional acceptance period of the public tender offer, 96.32% or a total of 141,289,703 shares of Converium Holding AG have been tendered to SCOR. As of the date of this report the Converium Group is now controlled by and a subsidiary of SCOR.
Results of operations

	Six months ended June 30
(USD million)	2007	2006

Pre-tax operating income from continuing operations	83.7	120.0

Net realized capital gains (losses)	46.0	-8.0

Restructuring costs	—	0.2

Income from continuing operations before taxes	129.7	112.2

Income from continuing operations	196.5	96.7

Income from discontinued operations	—	27.4

Net income	196.5	124.1

We reported an increase in net income of USD 72.4 million to USD 196.5 million for the six months ended June 30, 2007 as compared with the same period in 2006. Our 2007 figures reflect a realized capital gain of USD 46.0 million and a net tax benefit of USD 66.8 million mainly due to the release of the valuation allowance in Switzerland. In addition, our results were positively impacted by the net favourable impact of prior accident years on the technical result of USD 16.0 million. This was comprised of a net favourable development of prior years’ loss reserves of USD 35.7 million, which were offset by reductions in premiums and other expenses of USD 19.7 million.
In the first half of 2006 we reported net income of USD 124.1 million including income from discontinued operations of USD 27.4 million. The first half of 2006 was positively impacted by the absence of major catastrophic events, as well as the effect of our cost measurements taken in 2005. In addition, the net favourable impact of prior accident years had a positive impact on the technical result in the amount of USD 31.7 million, due to the net favourable development of prior years’ loss reserves of USD 64.7 million, which were offset by reductions in premiums and other expenses of USD 33.0 million. The income from discontinued operations of USD 27.4 million for the first half of 2006 reflect positive results from commutations after our North American operations were put into run-off in 2004.
We reported a decrease in pre-tax operating income from continuing operations of USD 36.3 million (defined as income before taxes, excluding net realized capital gains (losses), amortization of intangible assets, and restructuring costs) for the six months ended June 30, 2007 as compared with the same period in 2006. The decrease was mainly due to Storm Kyrill, as well as legal, consulting and investment banking fees related to the SCOR offer in the first half of 2007. We use pre-tax operating income to measure the performance of our underlying reinsurance operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill, impairment and restructuring costs.
For the six months ended June 30, 2007, gross premiums written increased by 7.8%, net premiums written increased by 2.3% and net premiums earned increased by 3.1% compared with the same period in 2006.
We reported net realized capital gains of USD 46.0 million and net realized capital losses of USD 8.0 million for the six months ended June 30, 2007 and 2006, respectively. The increase is mainly due to net realized capital gains on equity securities of USD 35.9 million.
The components of net income are described below.
Reinsurance results

Premiums written and earned

(USD million)	Six months ended June 30
	2007	2006

Gross premiums written	1,201.6	1,114.5

Net premiums written	1,075.3	1,050.7

Net premiums earned	919.9	892.6

Gross and net premiums written increased marginally for the six months ended June 30, 2007 as compared with the same period in 2006. The increase of net premiums earned in the first half of 2007 reflects strong renewals in targeted markets and the impact of the ratings upgrade in March 2007.
For the six months ended June 30, 2007, net premiums written in Standard Property & Casualty Reinsurance increased by USD 37.8 million, or 7.4%, Specialty Lines decreased by USD 54.6 million, or 14.8%, Life & Health Reinsurance increased by USD 41.4 million, or 24.7%. On a consolidated basis we ceded 10.5 % and 5.7 % of our gross premiums written for the six months ended June 30, 2007 and 2006, respectively. See “Business development” for further information by line of business.

(USD million)	Six months ended June 30
	2007	2006

Losses, loss expenses and life benefits	-609.7	-590.3

Non-life loss ratio (to net premiums earned)	69.7%	66.9%

Our losses, loss expenses and life benefits incurred increased for the six months ended June 30, 2007 as compared with the same period of 2006 resulting primarily from a net favourable development of prior years’ loss reserves (see “Development of prior years’ loss reserves” below), and the impact of Storm Kyrill (see “Impact of catastrophe losses” below).
Development of prior years’ loss reserves
During the first half of 2007 the business continued the trend of net positive reserve development from prior underwriting years. The strengthening action taken mainly in the Motor line of business, were more than offset by positive development in Aviation and Space, Engineering and Credit and Surety. Overall the total level of reserves remains supported by the independent actuarial report conducted during the first quarter.
We reported net favourable development of prior years’ loss reserves in the amount of USD 35.7 million for the six months ended June 30, 2007.
The Standard Property & Casualty Reinsurance segment was negatively impacted by a net adverse development of prior years’ loss reserves in the amount of USD 27.5 million primarily related to adverse development in the Motor line of business of USD 41.2 million, partially offset by favourable development in the Property lines of business in the amounts of USD 20.8 million.
The Specialty Lines segment was positively impacted by net favourable development of prior years’ loss reserves in the amount of USD 63.2 million primarily related to the lines of business: Aviation & Space (USD 28.6 million), Engineering (USD 13.6 million) and Credit & Surety (USD 8.9 million).
Impact of catastrophe losses
The six months ended June 30, 2007 was impacted by two large natural catastrophe losses, Storm Kyrill, with a total net impact of USD 50.0 million and New South Wales flood in Australia with an impact of USD 11.0 million. Storm Kyrill added 6.7 points and the New South Wales flood added 1.5 points to the non-life loss ratio of 69.7% for the first half year of 2007. Excluding these events, our non-life loss ratio would have been 61.5%.
Acquisition costs and operating and administration expenses

(USD million)	Six months ended June 30
	2007	2006

Acquisition costs	-260.5	-237.7

Other operating and administration expenses	-107.6	-68.9

Non-life acquisition costs ratio (to net premiums earned)	25.3%	25.5%

Non-life administration expense ratio (to net premiums earned)	5.5%	5.4%

Acquisition costs primarily relate to commissions on treaty and individual risk business. For the six months ended June 30, 2007 our acquisition costs increased compared with the same period of 2006 primarily as a result of higher premium volumes. Our non-life acquisition costs ratio remained stable for the six months ended June 30, 2007 compared with the same period in 2006.
Other operating and administration expenses increased for the six months ended June 30, 2007 versus the same period in 2006. The increase primarily relates to legal, consulting and investment banking fees in respect of the SCOR offer in the amount of USD 31.4 million, included in the Corporate Center.
The non-life administration expense ratio, which excludes Corporate Center costs, increased slightly from 5.4% to 5.5% for the six months ended June 30, 2007 as compared with the same period of 2006.
Investment results

	Six months ended June 30
(USD million)	2007	2006

Investment income:
Fixed maturities	85.5	78.4

Equity securities	8.6	3.4

Funds Withheld Asset	24.6	26.6

Other, net of expenses	12.9	22.3

Net investment income	131.6	130.7

Average annualized net investment income yield (pre-tax)[1]	4.1%	4.4%

Net realized capital gains (losses)	46.0	-8.0

Total investment results	177.6	122.7

Average annualized total investment income yield (pre-tax)[1]	5.5%	4.1%

Change in net unrealized (losses) gains (pre-tax)	-34.2	-26.8

Total investment return (pre-tax)	143.4	95.9

Average annualized total investment return (pre-tax)[1]	4.4%	3.2%

Average total invested assets (including cash and cash equivalents)	6,459.8	5,958.4

[1]	Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). For comparison with the period of 2006, the numbers presented exclude discontinued operations.
Investment results are an important part of our overall profitability. Our net investment income increased by USD 0.9 million, or 0.7 % for the six months ended June 30, 2007 as compared with the same period in 2006. The increase in net investment income was largely the result of higher dividends from the increased allocation to equity securities and higher investment income from fixed income securities. Partially offsetting this increase was a decrease of investment income related to Funds Withheld Asset and to cash, included in other income. Our average total invested assets increased by USD 501.4 million, which was driven by positive operating cash flows for the six months ended June 30, 2007 as compared with the same period of 2006. Our average annualized net investment income yield (pre-tax) was 4.1 % for the six months ended June 30, 2007 as compared with 4.4 % for the same period of 2006.
A component of other net investment income arises from income received on business written on a funds withheld basis, such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, there is an increase in the reported average annualized net investment income yield (pre-tax). Excluding this effect, the average annualized net investment income yield (pre-tax) would have been 4.0 % for the six months ended June 30, 2007 as compared with 4.1% for the same period of 2006.
Our average annualized total investment income yield (pre-tax) was 5.5 % for the six months ended June 30, 2007, as compared with 4.1 % for the same period of 2006. Net realized capital gains for the six months ended 2007 resulted primarily from the sale of the remaining PSP shares as well as the replacement of one of our Fund of Hedge Fund investments. Our total investment results include USD 1.0 million and USD 14.0 million of other-than-temporary impairment charges recorded for the six months ended June 30, 2007 and 2006, respectively.
Our average annualized total investment return (pre-tax) was 4.4 % for the six months ended June 30, 2007 as compared with 3.2 % for the same period of 2006. The total investment return was negatively impacted for the six months ended June 30, 2007 as a result of a lower market valuation of our fixed income securities due to rising interest rates in all major currencies. Partially offsetting this was the positive performance of the equity markets and alternative investments.
Other

	Six months ended June 30
(USD million)	2007	2006

Other income	18.7	2.2

Interest expense	-8.7	-8.6

Restructuring costs	—	0.2

Net income tax benefit (expense)	66.8	-15.5

Other income: Other income for the six months ended June 30, 2007 was USD 18.7 million as compared with USD 2.2 million for the six months ended June 30, 2006. The increase in other income for the first half of 2007 primarily reflects commutation gains and an increase in Funds Withheld interest, partially offset by an increase in other technical expenses for our Lloyd’s participation. Other income for the first half of 2006 was primarily driven by interest income from business written on a funds held basis and costs of USD 19.9 million incurred from our Lloyd’s participations.
Interest expense: Interest expense remained stable for the six months ended June 30, 2007 as compared with the same period in 2006. Interest expense primarily comprises interest payments on our outstanding USD 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes issued by Converium Finance S.A., which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG.
Income tax expense: We recorded a net income tax benefit of USD 66.8 million and a net income tax expense of USD 15.5 million for the six months ended June 30, 2007 and 2006, respectively. During the first quarter of 2007, we released the valuation allowance in Switzerland, which was established in 2004 against existing net deferred tax assets. Due to the procedures of releasing the valuation allowance, the operations in Switzerland reported no income tax due. For all other jurisdictions the Company applies the annual effective tax rate to calculate the income taxes on a jurisdiction-by-jurisdiction basis. A tax benefit of USD 74.7 million was reported resulting from the release of valuation allowances compared with a tax benefit of USD 85.2 million for the three months period ended March 31, 2007. The decrease results primarily from updated income projections for Converium AG. Converium’s global effective tax rate for the six months ended June 30, 2007 is (51.5) % compared with the effective tax rate for the six months ended June 30, 2006 of 13.8%.
Business development

Converium currently manages its business around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.
The following table compares Converium’s segment results for the six months ended June 30, 2007 and 2006 and reconciles segment results to total segment income:

(USD million)	Six months ended June 30
	2007	2006

Segment income (loss):
Standard Property & Casualty Reinsurance	36.8	90.0

Specialty Lines	119.0	36.6

Life & Health Reinsurance	21.5	16.2

Corporate Center	-57.6	-24.4

Total segment income	119.7	118.4

Standard Property & Casualty Reinsurance

	Six months ended June 30
(USD million)	2007	2006

Gross premiums written	647.7	558.9

Net premiums written	551.0	513.2

Net premiums earned	379.1	361.9

Total investment results	66.0	50.4

Segment income	36.8	90.0

Loss ratio	74.7%	55.3%

Acquisition costs ratio	26.8%	28.0%

Administration expense ratio	6.2%	5.8%

Combined ratio	107.7%	89.1%

Retention ratio (net premiums written divided by gross premiums written)	85.1%	91.8%

Standard Property & Casualty Reinsurance reported a decrease in segment income for the six months ended June 30, 2007 as compared with the same period of 2006. This deterioration was primarily affected by the following:
•	The recognition of a net unfavourable impact of prior accident years on the technical result in the amount of USD 34.6 million for the six months ended 2007, as compared with a net favourable impact of prior accident years on the technical result of USD 36.6 million for the first half of 2006. In 2007 the prior accident years’ impact on the technical result are driven by the unfavourable development of prior years’ loss reserves of USD 27.5 million within the Motor Line of business (USD 41.2 million), partially offset by a positive development in the Property line of business (USD 20.8 million), as well as the net effect of reductions in premiums and other expenses of USD 7.1 million.
•	Two catastrophic events in the first half of 2007, Storm Kyrill amounting to USD 50.0 million and the New South Wales flood in Australia with an impact of USD 11.0 million, which added a total of 16.1 points to the loss ratio. The results in the first half of 2006 benefited from the absence of major catastrophic events, where segment income was only impacted by some mid-sized events amounting to USD 12.5 million in total.
For the six months ended June 30, 2007, gross premiums written increased by 15.9% to USD 647.7 million, net premiums written increased by 7.4% to USD 551.0 million and net premiums earned increased by 4.8% to USD 379.1 million. The increase is mainly driven by:
•	Property increased by 25.4%, or USD 65.6 million to USD 324.3 million, primarily due to increased business in Asia, Germany, Latin America and the United States.
•	General Third Party Liability line of business, which decreased by 31.1%, or USD 17.5 million to USD 38.8 million, as well as a decrease in net premium written in the Motor line of business by 6.6%, or USD 6.8 million to USD 95.1 million. In addition RITC premium from our Lloyd’s participations affected the ceded premium, ceded RITC premium was higher than in 2006 due to reductions of shares from prior year, off-setting the growth in gross premiums written within the Miscellaneous line of business.
The loss ratio increased by 19.4 points to 74.7% for the six months ended June 30, 2007 as compared with the same period of 2006 largely resulting from both the catastrophic events and the net unfavourable development of prior years’ loss reserves in the first half of 2007. Excluding prior accidents years’ development and catastrophe losses the loss ratio would have been 57.4%.
The acquisition costs ratio for the six months ended was 26.8 % as compared with 28.0% for the same period of 2006. The lower acquisition cost ratio mainly reflects the increased weight of the Property line of business and a shift from proportional to non-proportional business.
The administration expense ratio increased by 0.4 points to 6.2% in 2007 as compared with the same period of 2006 due to higher cost allocations to the Standard Property & Casualty Reinsurance segment.
Specialty Lines

	Six months ended June 30
(USD million)	2007	2006

Gross premiums written	343.1	383.0

Net premiums written	315.5	370.1

Net premiums earned	367.2	372.5

Total investment results	93.3	59.6

Segment income	119.0	36.6

Loss ratio	64.5%	78.1%

Acquisition costs ratio	23.7%	23.0%

Administration expense ratio	4.8%	5.0%

Combined ratio	93.0%	106.1%

Retention ratio (net premiums written divided by gross premiums written)	92.0%	96.6%

Specialty Lines reported an increase in segment income for the six months ended June 30, 2007 as compared with the same period of 2006.

Segment income was primarily affected by the following:
•	Net favourable impact of prior accident years on the technical result in the amount of USD 50.6 million for the six months ended June 30, 2007 as compared with a net favourable impact of prior accident years on the technical result in the amount of USD 5.9 million for the same period in 2006. Prior accident years on the technical result in 2007 is driven by the favourable development of prior years’ loss reserves of USD 63.2 million, primarily related to Aviation & Space with USD 28.6 million and Engineering with USD 13.6 million, offset by the net effect of reductions in premiums and other expenses of USD 12.7 million.
For the six months ended June 30, 2007, gross premiums written decreased by 10.4% to USD 343.1 million, net premiums written decreased by 14.8 % to USD 315.5 million and net premiums earned decreased by 1.4% to USD 367.2 million. The development of net premiums written is primarily driven by:
•	Aviation & Space line of business, which decreased by 42.0% or USD 58.0 million to USD 80.0 million driven by a strategic reduction in Aviation & Space line of business, where business did not meet our profitability targets.
•	Professional Liability line of business, showing a decrease of 25.8% or USD 34.5 million to USD 99.3 million primarily related to a re-estimation of our Lloyd’s business.
•	The Engineering line of business, which increased by 57.0% or USD 18.1 million to USD 49.9 million primarily resulting from an increase in premium volume in our European and Latin America books of business.
•	The Agribusiness line of business increased by 82.6% or USD 12.9 million mainly due to increased business in Brazil.
•	The Credit & Surety line of business increased by 105.6% or USD 12.5 million driven by increase in European markets.
The loss ratio decreased by 13.6 points to 64.5% for the six months ended June 30, 2007 as compared with the same period of 2006 primarily due to positive developments within the Aviation, Engineering, Credit & Surety and Professional Liability lines of business.
The acquisition cost ratio for the six months ended 2007 remained essentially stable at 23.7 % compared with 23.0% for the same period of 2006.
The administration expense ratio decreased for the six months ended June 30, 2007 as compared with the same period of 2006 due to lower cost allocation to the Specialty segment.
Life & Health Reinsurance

	Six months ended June 30
(USD million)	2007	2006

Gross premiums written	210.8	172.6

Net premiums written	208.8	167.4

Net premiums earned	173.6	158.2

Total investment results	18.3	12.7

Segment income	21.5	16.2

Acquisition costs ratio	41.4%	32.0%

Administration expense ratio	5.1%	3.0%

Retention ratio (net premiums written divided by gross premiums written)	99.1%	97.0%

Life & Health Reinsurance reported an increase of segment income for the six months ended June 30, 2007 as compared with the same period in 2006. Segment income is comprised of technical results, less other technical income (loss), total investment results and other operating and administration expenses.
The technical result for the six months ended June 30, 2007 was USD 19.5 million as compared with USD 13.8 million for the same period in 2006. The technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income (mainly technical interest).
The increase in the technical result for the first half of 2007 was primarily attributable to reserve releases within some of our European markets due to new cedent information as well as strong results in almost all markets.
For the six months ended June 30, 2007, gross premiums written increased by 22.1% to USD 210.8 million, net premiums written increased by 24.7% to USD 208.8 million and net premiums earned increased by 9.7 % to USD 173.6 million. The premium increase is mainly driven by new business and due to updated cedent information within our European markets.
The acquisition cost ratio increased for the six months ended June 30, 2007 as compared with the same period of 2006 due to reduction of deferred acquisition costs of some financing contracts and updated cedent information received resulting in higher expenses and lower losses than expected.
Corporate Center

	Six months ended June 30
(USD million)	2007	2006

Operating and administration expenses	-57.6	-24.4

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center costs increased for the six months ended June 30, 2007 as compared with the same period in 2006, primarily related to legal, consulting and investment banking fees related to the SCOR offer in the amount of USD 31.4 million.
Financial condition and liquidity

Invested assets
Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using appropriate risk management, diversification, tax and regulatory considerations and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities and seek to invest in securities whose durations correspond to the estimated pay-out patterns of the reinsurance liabilities they support. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.
Our approach to fixed income investments is to limit credit risk by focusing on investments rated “A” or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets.
As of June 30, 2007 and December 31, 2006, total invested assets (excluding cash and cash equivalents) were USD 6,054.2 million and USD 5,765.3 million, respectively. The total invested assets (including cash and cash equivalents) were USD 6,521.1 million and USD 6,398.4 million as of June 30, 2007 and December 31, 2006.
Our asset mix, including cash and cash equivalents, consisted of the following at June 30, 2007 and December 31, 2006:
Asset class

(USD million	As of June 30, 2007	As of Dec.31, 2006

Fixed maturity securities (including the Funds Withheld Asset)	76.7%	74.7%

Equity securities [1]	9.2%	8.3%

Cash and short-term investments	8.0%	10.6%

Real estate and other [1],[2]	6.1%	6.4%

Total	100.0%	100.0%

[1]	Real Estate Investment Trusts are included in real estate and other with a market value of USD 182.1 million as of June 30, 2007 and PSP Swiss Property AG is included in real estate and other with a market value of USD 56.0 million as of December 31, 2006.

[2]	Included in the caption real estate and other are investments in funds of hedge funds, which had a carrying value of USD 187.9 million as of June 30, 2007 and USD 168.5 million as of December 31, 2006.
In order to achieve a better diversification within the real estate portfolio, Converium replaced its concentrated position in PSP Swiss Property AG with a globally diversified liquid real estate investment trust portfolio to enhance both diversification through an increased investment opportunity set and accessing different real estate cycles in different countries as well as risk-adjusted returns balancing high current income with attractive capital appreciation. These indirect investments involve buying shares of real estate investment trusts (e.g. (“REITs”) or other forms of indirect real estate securities investments in real estate operating companies). For accounting purposes these securities are reflected within Equity Securities, but for asset allocation decisions, they are counted as real estate exposure.
Fixed maturities
As of June 30, 2007, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of USD 4,080.0 million and represented 62.6% of our total investment portfolio including cash and cash equivalents (76.7% including the Funds Withheld Asset). This represents an increase in carrying value of USD 239.2 million, or 6.2%, from December 31, 2006. This increase was driven by the increase of the allocation to investment grade corporate bonds, asset backed securities and collateralized mortgage obligations to better diversify the allocation within the fixed income securities.
We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.
The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

As of June 30, 2007	Estimated fair value	% of total	Carrying value	% of total
(USD million)	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

Less than one year	476.3	14.2	104.0	14.5

One year through five years	1,767.0	52.6	514.8	71.6

Five years through ten years	685.4	20.4	99.9	13.9

Over ten years	91.1	2.7	—	—

Subtotal	3,019.8	89.8	718.7	100.0

Mortgage and asset-backed securities	154.7	4.6	—	—

Unit trust bonds[1]	186.8	5.6	—	—

Total	3,361.3	100.0	718.7	100.0

[1]	Includes mainly a French government bond fund of USD 182.9 million.
Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of June 30, 2007, approximately 93.3 % of our fixed income securities portfolio was invested in securities rated “A” or better by these agencies and approximately 79.8 % was invested in AAA/Aaa rated securities. As of June 30, 2007, we had no direct or structured indirect fixed maturity securities exposure to the US subprime mortgage credit market.
The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

As of June 30, 2007	Estimated fair value	% of total	Carrying value	% of total
(USD million)	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

AAA/Aaa	2,564.8	76.3	692.0	96.3

AA/Aa2	163.5	4.9	7.9	1.1

A/A2	359.9	10.7	18.8	2.6

BBB/Baa2	129.9	3.9	—	—

BB	12.0	0.4	—	—

B	9.4	0.3	—	—

Not rated[1]	121.8	3.6	—	—

Total as of June 30, 2006	3,361.3	100.0	718.7	100.0

[1]	Includes USD 53.1 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA.
Equity securities
As of June 30, 2007, our equity securities portfolio had a carrying value of USD 779.3 million (including REITs). This represents an increase in carrying value of USD 44.6 million, or 6.1%, from December 31, 2006, which was primarily driven by positive market development. Equity securities were approximately 9.2% and 8.3% of our total investment portfolio as of June 30, 2007 and December 31, 2006, respectively, including cash and cash equivalents and excluding REITs and for the prior period PSP Swiss Property AG.
Our entire equity portfolio consists of listed securities held directly or through funds. Substantially all the equity securities are in developed markets. As experienced in recent years, the equity markets around the world can produce volatile and significantly varied results due to local and worldwide economic and political conditions.
Funds Withheld Asset
The transfer of certain historical reinsurance business to Converium was affected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premiums receivable (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of June 30, 2007, the Funds Withheld Asset was USD 919.6 million. The decrease of USD 21.1 million over December 31, 2006 was substantially due to paid claims.
The table below shows the distribution of the Funds Withheld Asset by currency as of June 30, 2007 and December 31, 2006.
Funds Withheld Asset

	As of June 30, 2007	As of Dec. 31, 2006

U.S. dollar	37%	36%

U.K. pound	30%	30%

Euro	27%	28%

Swiss franc	4%	4%

Japanese yen	2%	2%

Total	100%	100%

Weighted average interest rate	5.3%	5.3%

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the

Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time.
Short-term investments
Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of June 30, 2007, we had short-term investments with a carrying value of USD 52.4 million, representing 0.8 % of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2006 were USD 44.9 million or 0.7 % of our total investment portfolio, including cash and cash equivalents.
Real estate and other investments
At June 30, 2007, we had real estate held for investment of USD 241.5 million, consisting primarily of investments in listed global real estate securities such as REITs and indirect real estate in the Eurozone. Our real estate portfolio represented 3.7% of our total investment portfolio, including cash and cash equivalents. At December 31, 2006, we had real estate held for investment of USD 248.8 million, which represented 3.9% of our total investment portfolio, including cash and cash equivalents.
As of June 30, 2007 and December 31, 2006, we had USD 187.9 million and USD 168.5 million, respectively in funds of hedge funds. These investments are included under the caption “Other investments” in the balance sheet.
Premiums receivable
As at June 30, 2007 premiums receivable totalled USD 927.9 million compared with USD 880.9 million at December 31, 2006, an increase of USD 47.0 million, or 5.3%. Premiums receivable are reported net of bad debt provisions and include those currently due, as well as deferred premiums receivable, which are comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until sometime in the future. Current premiums receivable represented 12.7 % and 13.0 % of total premiums receivable at June 30, 2007 and December 31, 2006, respectively, and accrued premiums receivable represented 87.3 % and 87.0%, respectively.
Reinsurance assets
At June 30, 2007 and December 31, 2006 Converium held USD 155.3 million and USD 210.4 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.
As of June 30, 2007, we had reserves for unpaid losses, loss expenses and future life benefits from retrocessionaires of USD 386.3 million compared with USD 647.2 million at December 31, 2006. The reduction is primarily due to reduced shares on certain of our Lloyd’s participations for the 2005 underwriting year when compared with the 2004 underwriting year, the latter of which transferred unsettled liabilities to the 2005 underwriting year by way of RITC on the closure of the year. The reduction in reinsurance assets (underwriting reserves) is offset by a reduction in unpaid losses and loss expenses.
Gross unpaid losses and loss expenses and reserves for future life benefits
We recorded gross loss and loss expense reserves of USD 6,125.7 million at June 30, 2007, compared with USD 6,348.6 million at December 31, 2006. The decrease in our reserve position is mainly driven by the payments of claims and the positive development of prior accident year reserves and reduced shares on certain of our Lloyd’s participations for the 2005 underwriting year driving a net RITC outwards. Gross reserves for future life benefits were USD 540.2 million at June 30, 2007 compared with USD 510.7 million at December 31, 2006.
Debt outstanding
As of June 30, 2007, we had total debt outstanding with a principal amount of USD 200.0 million and a carrying amount of USD 194.1 million. We had no scheduled debt repayments in 2007 and 2006.
In December 2002, Converium Finance S.A. issued USD 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. The first call date is December 24, 2007.
Shareholders’ equity

As of June 30, 2007, we had total shareholders’ equity of USD 2,017.2 million (USD 13.78 per share) compared with USD 1,846.0 million (USD 12.63 per share) as of December 31, 2006, an increase of USD 171.2 million (USD 1.15 per share). The increase primarily reflects net income of USD 196.5 million, an increase in cumulative translation adjustments of USD 25.7 million, offset by a reduction in net unrealized gains (losses) on investments of USD 27.3 million. In addition, a dividend to the shareholders was paid in the amount of USD 24.1 million.
Cash flows and liquidity sources

(USD million)
Six months ended June 30	2007	2006

Cash provided (used in) by operating activities	130.5	-154.6
Cash and cash equivalents decreased by USD 166.2 million to USD 466.9 million as of June 30, 2007 from USD 633.1 million as of December 31, 2006.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and administration expenses. Our cash provided by operating activities was USD 130.5 million for the six months ended June 30, 2007 as compared with cash used by operating activities of USD 154.6 million for the six months ended June 30, 2006, an increase of USD 285.1 million. The positive cash flow in the first half of 2007 mainly reflects the improvement in cash flows from continuing operations, an increase in underlying profitability, and the absence of cash outflow related to commutations from discontinued North American operations which occurred in 2006.
Critical Accounting Policies

Our discussion and analysis of the financial condition and results of operations are based upon our 2007 half year interim consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these financial statements in accordance with US GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. While we believe that the assumptions and estimates used are appropriate at this time, changes in underlying assumption or estimates could have a material impact on the Company’s financial position. We believe the items that require the most subjective and complex estimates are:
•	Unpaid loss and loss adjustment expense reserves;
•	Collectibility of reinsurance recoverables, including bad debt provisions;
•	Impairments to the carrying value of individual investments within our investment portfolio;
•	The valuation allowances against our net deferred tax assets;
•	Impairments of goodwill and other intangible assets; and
•	Assessment of risk transfer for certain structured reinsurance contracts.
More information regarding the estimates and assumptions required to arrive at the amounts recorded is included in the section entitled “Critical Accounting Policies” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2006 Annual Report.
Cautionary note regarding forward-looking statements

This half year report, including the section titled “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.
In particular, statements using words such as “ seek to”, “expect, “should continue”, “aim”, “intend”, “believe”, “anticipate” and “estimate” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in any forward-looking statements, including the following:
•	our ability to refinance our outstanding indebtedness;
•	uncertainties of assumptions used in our reserving process;
•	risks associated with implementing our business strategies and our capital improvement measures;
•	cyclicality nature of the reinsurance industry;
•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;
•	acts of terrorism and acts of war;
•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;
•	actions of competitors, including industry consolidation and development of competing financial products;
•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets;
•	our ability to expand into emerging markets;
•	our ability to enter into strategic investment partnerships;
•	a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time;
•	political risks in the countries in which we operate or in which we reinsure risks;
•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;
•	the effect on us and the insurance industry as a result of the investigations being carried out by US Securities and Exchange Commission (“SEC”) and New York’s Attorney General and other governmental authorities;
•	timing and outcome of class action lawsuits;
•	our ability to regain past customers following the rating upgrade;
•	our ability to retain employees and certain business with that of SCOR’s following the consummation of SCOR’s tender Offer
•	our ability to successfully integrate our business with that of SCOR’s following the consummation of SCOR’s tender Offer and retain joint ventures in which we are a party;
•	changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;
•	failure of our retrocessional reinsurers to honor their obligations or changes in credit worthiness of our reinsurers;
•	our failure to prevail in any current or future arbitration or litigation; and
•	extraordinary events affecting our clients, such as bankruptcies and liquidations.

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.
The Company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with a perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries
Interim consolidated statements of income (unaudited)

(USD million, except per share information)	Six months ended June 30
	2007	2006

Revenues
Gross premiums written	1'201.6	1'114.5

Less ceded premiums written	-126.3	-63.8

Net premiums written	1'075.3	1'050.7

Net change in unearned premiums	-155.4	-158.1

Net premiums earned	919.9	892.6

Net investment income	131.6	130.7

Net realized capital gains (losses)	46.0	-8.0

Other income	18.7	2.2

Total revenues from continuing operations	1'116.2	1'017.5

Benefits, losses and expenses
Losses, loss expenses and life benefits	-609.7	-590.3

Acquisition costs	-260.5	-237.7

Other operating and administration expenses	-107.6	-68.9

Interest expense	-8.7	-8.6

Restructuring costs	—	0.2

Total benefits, losses and expenses from continuing operations	-986.5	-905.3

Income from continuing operations before taxes	129.7	112.2

Income tax benefit (expense)	66.8	-15.5

Income from continuing operations	196.5	96.7

Income from discontinued operations	—	27.4

Net Income	196.5	124.1

Basic earnings per share :
from continuing operations	1.34	0.66

from discontinued operations	—	0.19

Total basic earnings per share	1.34	0.85

Diluted earnings per share :
from continuing operations	1.33	0.65

from discontinued operations	—	0.18

Total diluted earnings per share	1.33	0.84

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim consolidated balance sheets

(USD million)	June 30, 2007	Dec. 31, 2006
	(unaudited)

Assets
Invested assets
Held-to-maturity securities:

Fixed maturities	718.7	718.3

Available-for-sale securities:

Fixed maturities	3,361.3	3,122.5

Equity securities	779.3	734.7

Other investments	222.9	204.2

Short-term investments	52.4	44.9

Total investments	5,134.6	4,824.6

Funds Withheld Asset	919.6	940.7

Total invested assets	6,054.2	5,765.3

Other assets
Cash and cash equivalents	466.9	633.1

Premiums receivable:

Current	118.0	114.5

Accrued	809.9	766.4

Reserves for unearned premiums, retro	39.6	31.1

Reinsurance assets:

Underwriting reserves	386.3	647.2

Insurance and reinsurance balances receivable	18.7	34.1

Funds held by reinsureds	1,972.0	1,940.1

Deposit assets	—	2.5

Deferred policy acquisition costs	374.1	349.6

Deferred income taxes	94.5	5.6

Other assets	215.7	233.5

Total assets	10,549.9	10,523.0

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities

Unpaid losses and loss expenses	6,125.7	6,348.6

Future life benefits, gross	540.2	510.7

Insurance and reinsurance balances payable	129.3	177.6

Reserves for unearned premiums, gross	857.7	682.3

Other reinsurance liabilities	111.5	103.7

Funds held under reinsurance contracts	110.0	167.3

Deposit liabilities	242.8	250.2

Deferred income taxes	50.8	46.5

Accrued expenses and other liabilities	170.6	196.0

Debt	194.1	194.1

Total liabilities	8,532.7	8,677.0

Shareholders’ equity
Common stock CHF 5 nominal value, 146,689,462 and 146,689,462 shares issued, respectively (146,414,744 and 146,145,559 shares outstanding, respectively)	554.9	554.9

Additional paid-in capital	1,282.0	1,297.1

Treasury stock (274,718 and 534,903 shares, respectively)	-4.0	-6.7

Unearned stock compensation	12.5	0.9

Total accumulated other comprehensive income:

Pension liabilities, net of taxes	-7.5	-8.7

Net unrealized gains on investments, net of taxes	70.7	98.0

Cumulative translation adjustments, net of taxes	217.6	191.9

Total accumulated other comprehensive income	280.8	281.2

Retained deficit	-109.0	-281.4

Total shareholders’ equity	2,017.2	1,846.0

Total liabilities and shareholders’ equity	10,549.9	10,523.0

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim consolidated statements of cash flows (unaudited)

(USD million)	Six months ended June 30
	2007	2006

Cash flows from operating activities
Net income	196.5	124.1

Adjustments for
Net realized and unrealized capital (gains) losses and impairment on investments	-47.9	17.0

Amortization of premium/discount	10.1	20.5

Depreciation and amortization	12.8	5.6

Restructuring costs	—	-0.2

Deferred income taxes and alllowances	-78.6	10.4

Net of interests / amortization on non-cash deposits	-1.6	0.8

Total adjustments	-105.2	54.1

Changes in operational assets and liabilities
Premiums receivable	-31.0	102.0

Reserves for unearned premiums, retro	-7.7	4.7

Reinsurance assets	279.8	71.1

Funds held by reinsureds	-11.0	-59.9

Funds Withheld Asset	32.6	79.8

Deferred policy acquisition costs	-17.6	-57.7

Unpaid losses and loss expenses	-320.7	-558.9

Future life benefits, gross	19.5	47.7

Insurance and reinsurance balances payable	-49.2	-22.9

Reserves for unearned premiums, gross	161.9	146.9

Other reinsurance liabilities	6.0	-33.7

Funds held under reinsurance contracts	-63.4	-12.9

Net changes in all other operational assets and liabilities	40.0	-39.0

Total changes in operational assets and liabilities	39.2	-332.8

Cash provided by (used in) operating activities	130.5	-154.6

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities held-to-maturity	—	14.0

Proceeds from sales and maturities of fixed maturities available for sale	370.4	768.1

Purchases of fixed maturities available-for-sale	-600.4	-613.2

Cash flows from investing activities (fixed maturities)	-230.0	168.9

Proceeds from sales of equity securities	171.5	109.6

Purchases of equity securities	-170.8	-57.1

Cash flows from investing activities (equity securities)	0.7	52.5

Net decrease in short-term investments	-6.4	-19.2

Proceeds from sales of other assets	61.4	0.5

Purchases of other assets	-104.3	-7.7

Net increase in deposit assets	7.3	—

Cash flows from investing activities (other)	-42.0	-26.4

Net cash (used in) provided by investing activities	-271.3	195.0

Cash flows from financing activities

Net purchases of common shares	-16.7	-0.4

Dividends to shareholders	-24.1	-11.7

Net (decrease) increase in deposit liabilities	—	-16.9

Net changes in stock compensation	1.3	—

Net cash used in financing activities	-39.5	-29.0

Effect of exchange rate changes on cash and cash equivalents	14.1	24.2

Change in cash and cash equivalents	-166.2	35.6

Cash and cash equivalents as of January 1	633.1	647.3

Cash and cash equivalents as of June 30	466.9	682.9

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim consolidated statements of changes in shareholders’ equity (unaudited)
(USD million)

					Accumulated
		Additional		Unearned	other	Retained	Total
	Common	paid-in	Treasury	stock	comprehensive	(deficit)/	shareholders’
	stock	capital	stock	compensation	income	earnings	equity

Balance, December 31, 2006	554.9	1,297.1	-6.7	0.9	281.2	-281.4	1,846.0
Net income	—	—	—	—	—	196.5	196.5
Change in pension liability	—	—	—	—	1.2	—	1.2
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-27.3	—	-27.3
Translation adjustments					25.7	—	25.7
Other comprehenisve income	—	—	—	—	-0.4	—	-0.4
Total comprehensive income	—	—	—	—	-0.4	196.5	196.1
Dividends to shareholders	—	—	—	—	—	-24.1	-24.1
Purchases of common shares	—	—	-16.7	—	—	—	-16.7
Releases of common shares from treasury	—	-19.4	19.4	—	—	—	—
Stock compensation, net	—	4.3	—	11.6	—	—	15.9
Balance, June 30, 2007	554.9	1'282.0	-4.0	12.5	280.8	-109.0	2'017.2

					Accumulated
		Additional		Unearned	other	Retained	Total
	Common	paid-in	Treasury	stock	comprehensive	(deficit)/	shareholders’
	stock	capital	stock	compensation	income	earnings	equity

Balance, December 31, 2005	554.9	1,295.6	-1.5	-3.5	134.7	-326.8	1,653.4
Net income	—	—	—	—	—	124.1	124.1
Change in pension liability	—	—	—	—	-1.2	—	-1.2
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-39.9	—	-39.9
Translation adjustments					69.6		69.6
Other comprehenisve income	—	—	—	—	28.5	—	28.5
Total comprehensive income	—	—	—	—	28.5	124.1	152.6
Dividends to shareholders						-11.7	-11.7
Purchases of common shares	—	—	-8.9	—	—	—	-8.9
Releases of common shares from treasury	—	-5.6	5.6	—	—	—	—
Stock based compensation, net	—	8.5	—	2.2	—	—	10.7
Balance, June 30, 2006	554.9	1'298.5	-4.8	-1.3	163.2	-214.4	1'796.1
The notes to the interim financial statements are an integral part of these

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)

Schedule of segment data
(USD million)	Standard
	Property & Casualty				Total		Life & Health
	Reinsurance		Specialty Lines		Non-life consolidated		Reinsurance		Corporate Center		Total consolidated

Six months ended June 30	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Gross premiums written	647.7	558.9	343.1	383.0	990.8	941.9	210.8	172.6	—	—	1,201.6	1,114.5

Less ceded premiums written	-96.7	-45.7	-27.6	-12.9	-124.3	-58.6	-2.0	-5.2	—	—	-126.3	-63.8

Net premiums written	551.0	513.2	315.5	370.1	866.5	883.3	208.8	167.4	—	—	1,075.3	1,050.7

Net change in unearned premiums	-171.9	-151.3	51.7	2.4	-120.2	-148.9	-35.2	-9.2	—	—	-155.4	-158.1

Net premiums earned	379.1	361.9	367.2	372.5	746.3	734.4	173.6	158.2	—	—	919.9	892.6

Total investment results	66.0	50.4	93.3	59.6	159.3	110.0	18.3	12.7	—	—	177.6	122.7

Revenues	445.1	412.3	460.5	432.1	905.6	844.4	191.9	170.9	—	—	1,097.5	1,015.3
- -

Losses, loss expenses and life benefits	-283.0	-200.1	-237.0	-290.9	-520.0	-491.0	-89.7	-99.3	—	—	-609.7	-590.3

Acquisition costs	-101.7	-101.2	-86.9	-85.8	-188.6	-187.0	-71.9	-50.7	—	—	-260.5	-237.7

Other operating and administration expenses	-23.6	-21.0	-17.6	-18.8	-41.2	-39.8	-8.8	-4.7	-57.6	-24.4	-107.6	-68.9

Benefits, losses and expenses	-408.3	-322.3	-341.5	-395.5	-749.8	-717.8	-170.4	-154.7	-57.6	-24.4	-977.8	-896.9
- -

Segment income (loss)	36.8	90.0	119.0	36.6	155.8	126.6	21.5	16.2	-57.6	-24.4	119.7	118.4

Other income											18.7	2.2

Interest expense											-8.7	-8.6

Restructuring costs											—	0.2

Income from continuing operations before taxes											129.7	112.2

Income tax benefit (expense)											66.8	-15.5

Income from continuing operations											196.5	96.7

Income from discontinued operations											—	27.4

Net Income											196.5	124.1

At June 30, 2007
Reinsurance assets — underwriting reserves	150.7		178.2		328.9		57.4				386.3

Losses and loss expenses, gross	2,452.4		3,411.0		5,863.4		262.3				6,125.7

Future life benefits, gross	—		—		—		540.2				540.2

Ratios
Loss ratio (Losses divided by net premiums earned)	74.7%	55.3%	64.5%	78.1%	69.7%	66.9%

Acquisition costs ratio (Acquisition costs divided by net premiums earned)	26.8%	28.0%	23.7%	23.0%	25.3%	25.5%	41.4%	32.0%

Administration expense ratio (Other operating and administration expenses divided by net premiums earned)	6.2%	5.8%	4.8%	5.0%	5.5%	5.4%	5.1%	3.0%

Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	107.7%	89.1%	93.0%	106.1%	100.5%	97.8%

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)
1. Basis of preparation and significant accounting policies

Converium Holding AG and subsidiaries (“Converium” or the “Company”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. As a multi-line reinsurer, our geographic emphasis is on Europe, Asia-Pacific, Latin and South America and the Middle East and a distinct focus on global specialty lines.
The interim financial statements for Converium Holding AG and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. Such interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Accordingly certain information and footnotes have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2007, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2006.
The consolidated financial statements include all companies which Converium, directly or indirectly controls. Investments in associated companies and joint ventures, where Converium has significant influence, are accounted for by using the equity method with Converium recording its share of the associated company’s net income and shareholders’ equity.
Discontinued Operations
On December 13, 2006, the Company sold all of its outstanding shares of capital stock in Converium Holdings (North America) Inc, to National Indemnity Company, a Berkshire Hathaway company, and accordingly, the operating results related to the North American operations including prior period amounts have been reclassified to discontinued operations. Prior year consolidated statements of cash flows and certain consolidated balance sheet footnotes have not been adjusted.
Segment presentation
Converium currently provides its services through three segments, Standard Property & Casualty Reinsurance, Specialty Lines and the Life & Health segment. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. Management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Therefore, actual results could differ from those estimates.
The most significant estimates include those used in determining reserves for non-life loss and loss expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes and commitments and contingencies.
New accounting pronouncements
SFAS 157 “Fair Value Measurements”
In September 2006, the FASB issued SFAS 157 “Fair Value Measurements” (SFAS 157). This standard provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently in the process of evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial position.
SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”
In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A company shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may generally be applied instrument by instrument, is irrevocable, and, is applied only to entire instruments and not to portions of instruments. SFAS 159 becomes effective for financial years beginning after November 15, 2007. The Company is in the process of determining the impact of SFAS 159.
FASB Staff Position (“FSP”) FIN 39-1 “Amendment of FASB Interpretation No. 39”
In April 2007 the FASB issued FSP FIN 39-1. The FSP replaces the terms “conditional contracts” and “exchange contracts” with the term “derivative instruments” as defined in SFAS 133 “Accounting for derivatives and Hedging Activities”. The FSP also allows for the offsetting of fair value amounts for the right to reclaim cash collateral or receivable, or the obligation to return cash collateral or payable, arising from the same master netting arrangement as the derivative instruments. The FSP is effective for financial years beginning after 15 November 2007. The Company is in the process of determining the impact of FSP FIN 39-1.

FASB Interpretation FIN 48, “Accounting for Uncertainty in Income Taxes”
Effective January 1, 2007, Converium adopted FASB Interpretation No. FIN 48 “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that Converium determines whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, Converium recognizes the largest amount of the benefit that is more likely than not of being sustained in the consolidated financial statements. For tax positions that are not more likely than not of being sustained upon audit, Converium does not recognize any portion of the benefit in the consolidated financial statements. The provisions of FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.
The adoption of the recognition and measurement provisions of FIN 48 did not have an impact on the January 1, 2007 balance of retained earnings. Results of prior periods have not been restated. Converium’s policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, Converium continues to recognize interest assessed on income tax deficiencies as interest expense and penalties assessed on income tax deficiencies in operating expenses within income from continuing operations before taxes. Converium expects that the adoption of FIN 48 will not have a material impact on the effective tax rate in 2007. Converium does not anticipate significant changes to unrecognized tax benefits over the next 12 months.
FASB Staff Position No FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”
In May 2007 the FASB issued FSP FIN 48-1. This FSP explains that a tax position can be “effectively settled” upon completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an enterprise upon completing appropriate documentation of these facts can recognize the full amount of tax benefit. The adoption of FSP FIN 48-1 will not have a material impact on the effective tax rate in 2007.
2. Discontinued Operations

On December 13, 2006, the Company sold all of its outstanding shares of capital stock of Converium Holdings (North America) Inc. representing its North American operations to National Indemnity Company, a Berkshire Hathaway company for a total consideration of USD 295.0 million, including the Senior Note with a principal amount of USD 200.0 million and total cash proceeds of USD 95.0 million.
In connection with the sale of the North American operations, the Surplus Contribution Note between Converium Holding AG, Switzerland and Converium Reinsurance (North America) Inc. with a principal amount of USD 150.0 million and accrued interest amounting to USD 33.3 million has been sold and assigned to National Indemnity Company for a consideration of one US dollar. The Senior Notes with a principal amount of USD 200.0 million remain with the buyer.
As outlined in the transition service agreement, the Company provides certain services to National Indemnity Company, however; estimated revenue is considered not material.
The Company reflects the sale of its North American operations as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. In the fourth quarter of 2006, a total loss on the transaction of USD 190.1 million, including transaction costs, was recognized.
3. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates that have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the six months ended June 30, 2007 and 2006, respectively.
Table 3.1
Exchange rates

		Balance sheets	Statements of income and cash flows
	June 30, 2007	December 31, 2006	June 30, 2007	June 30, 2006

UK pound	2.0064	1.9579	1.9699	1.7903

Euro	1.3506	1.3198	1.3294	1.2299

100 Japanese yen	0.8098	0.8399	0.8329	0.8653

Swiss franc	0.8159	0.8205	0.8146	0.7878

4. Invested assets and investment income

Table 4.1
Net investment income

	Six months ended June 30
(USD million)	2007	2006

Investment income:
Fixed maturities	85.5	78.4

Equity securities	8.6	3.4

Short-term investments and cash and cash equivalents	14.7	11.2

Real estate	0.1	4.0

Other	6.7	12.7

Funds Withheld Asset	24.6	26.5

Total investment income	140.2	136.2

Investment expenses	-8.5	-4.2

Real estate expenses	-0.1	-1.3

Net investment income	131.6	130.7

The Funds Withheld Asset was USD 919.6 million and USD 940.7 million as of June 30, 2007 and June 30, 2006, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.
Table 4.2
Net realized capital (losses) gains

	Six months ended June 30
(USD million)	2007	2006

Fixed maturities:
Realized capital gains	0.5	0.2

Realized capital losses	-4.2	-3.7
Equity securities:
Realized capital gains	37.4	4.2

Realized capital losses	-1.5	-0.1

Write-down of impaired investments	-1.0	-7.0

Other	14.8	-1.6

Net realized capital gains (losses)	46.0	-8.0

Converium reported net realized capital gains (losses) of USD 46.0 million and USD (8.0) million for the six months ended June 30, 2007 and 2006, respectively. Net realized capital gains (losses) for 2007 include net realized capital gains on equity securities of USD 35.9 million partially offset by net realized capital losses on fixed income maturities of USD (3.7) million. Converium incurred write-downs of impaired investments of USD (1.0) million. Other realized gains include the proceeds from the sale of a fund of hedge fund investment of USD 11.4 million.

Table 4.3 Investments in fixed maturities and equity securities

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value
	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
(USD million)	2007	2006	2007	2006	2007	2006	2007	2006

Held-to-maturity
Fixed maturities:

Transferred in:

US government	285.2	288.5	—	17.1	-10.5	-11.5	274.7	294.1

Other governments	14.9	14.6	—	—	-0.4	—	14.5	14.6

Newly invested:

US government	167.4	167.9	—	—	-5.3	-22.6	162.1	145.3

Other governments	251.2	247.3	—	0.1	-5.2	-2.1	246.0	245.3

Total fixed maturities held-to-maturity	718.7	718.3	—	17.2	-21.4	-36.2	697.3	699.3
Available-for-sale
Fixed maturities:

US government	865.6	852.1	0.1	0.4	-14.0	-12.3	851.7	840.2

Other governments	1,489.7	1,548.0	0.1	0.7	-41.2	-16.8	1,448.6	1,531.9

Corporate and other debt securities	929.1	757.7	8.5	1.3	-31.3	-14.8	906.3	744.2

Mortgage and asset-backed securities	154.7	6.3	—	—	—	-0.1	154.7	6.2

Total fixed maturities available-for-sale	3,439.1	3,164.1	8.7	2.4	-86.5	-44.0	3,361.3	3,122.5

Equity securities available-for-sale	662.1	614.6	137.6	121.8	-20.4	-1.7	779.3	734.7

Total available-for-sale	4,101.2	3,778.7	146.3	124.2	-106.9	-45.7	4,140.6	3,857.2

Table 4.4 Letters of credit

(USD million)	Date of agreement	Duration	Capacity	Utilized	Assets pledged

Syndicated Letter of Credit Facility	29-Nov-04	3 years	1,600.0	828.8	844.5

Reinsurance assumed letters of credit	various	various	1,120.0	751.7	797.6

Unsecured	11-Aug-06	1 year	250.0	69.0	—

Total letter of credit facilities			2,970.0	1,649.5	1,642.1

Other pledges

Deposit account for cedents					229.5

Internal trust					568.0

Total other pledges					797.5

As of June 30, 2007, we had total letters of credit outstanding of USD 1,649.5 million, which included USD 1,580.5 million secured and USD 69.0 million unsecured.
5. Goodwill and other intangible assets

Included in other assets was goodwill of USD 51.8 million and USD 49.2 million at June 30, 2007 and December 31, 2006, respectively. At June 30, 2007 and December 31, 2006 the value of the amortizable intangible asset was nil.
In the event of a change in control being exercised, a formal impairment test will be performed. As at the date of this report no termination notices have been received.
Investment in GAUM
In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (“GAUM”), a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. Under the terms of the sale and purchase agreement, Converium paid an initial consideration of GBP 14.2 million (USD 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (USD 32.7 million). In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake in GAUM to 30.1%.

An annual goodwill impairment test was carried out at December 31, 2006, and 2005 in respect of the 30.1% investment in GAUM and no impairment was required. At June 30, 2007 and December 31, 2006, the carrying value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (USD 26.2 million) and GBP 13.1 million (USD 23.4 million), respectively.
Converium reassess whether any impairment of goodwill is warranted as and when there is a change in current business circumstances, including termination and extension of the fronting arrangements with Munich Re and National Indemnity Company.
In May 2007, the Company signed a sales agreement to sell a 2.6% stake in GAUM to Münchner Rückversicherungs-Gesellschaft Aktiengesellschaft in Munich (“Munich Re”) for a purchase price of USD 2.6 million (at a fixed exchange rate of 1.86 against GBP), the right to receive part of the RSA Loan for GBP 1.3 million and additional Deferred Consideration of 2.6%. The transaction remains subject to the approval by the European antitrust authorities.
MDUSL Investment
As of June 30, 2007 and December 31, 2006, goodwill was USD 23.4 million related to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”). Converium conducts a yearly impairment test of the MDUSL investment. This business continues to perform in line with management’s expectations. No impairment was recognized as of June 30, 2007 and for the year ended December 31, 2006.
6. Losses and loss expenses

Prior years’ development
Prior years’ favourable net loss and loss expenses incurred for the six months ended June 30, 2007 in the amount of USD 79.4 million were primarily driven by a net favourable development of prior years’ loss reserves of USD 35.7 million and the reversal of reserves relating to adjustments of prior years’ premium accruals of USD 43.7 million.
The Standard Property & Casualty Reinsurance segment was negatively impacted by a net adverse development of prior years’ loss reserves in the amount of USD 27.5 million primarily related to negative development in the Motor line of business of USD 41.2 million, partially offset by favourable development in the Property lines of business in the amounts of USD 20.8 million.
The Specialty Lines segment was positively impacted by net favourable development of prior years’ loss reserves in the amount of USD 63.2 million primarily related to the lines of business: Aviation & Space (USD 28.6 million), Engineering (USD 13.6 million) and Credit & Surety (USD 8.9 million).
Impact of property catastrophe losses
The six months ended June 30, 2007, was impacted by two large natural catastrophe losses, Storm Kyrill, with a total net impact of USD 50.0 million and South Wales flood in Australia with an impact of USD 11.0 million.
7. Guaranteed Minimum Death Benefit (GMDB)

Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (“GMDB”) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.0 million policies that were issued mainly in the late 1990’s and incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.
The following types of Guaranteed Minimum Death Benefits are covered:
•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.
•	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.
•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).
•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).
•	Combinations of the above.
Guarantees that increase over time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85 years). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.
Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.
The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.

For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20.0%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.
As of June 30, 2007, the following values were estimated as described above:
Table 7.1
(USD million, except Average age)

					Gross
					SOP 03-1
Guarantee type	Average age	GMDB	Account Value	NAR	Reserve

Ratchet	68.1	1,373.1	1,312.3	154.0	27.8
Rollup	72.9	499.0	369.8	134.9	29.7
Rollup & ratchet	68.6	15.9	13.1	3.8	0.7
Return of premium	65.7	15.6	20.1	0.8	0.1
Reset	62.5	223.3	284.0	5.6	1.2
Reset & return of premium	64.2	84.5	105.3	1.1	0.3

Total	70.1	2,211.4	2,104.6	300.2	59.8

The table below shows the cash flow and claim reserves balances for the periods shown:
Table 7.2
(USD million)

Six months ended June 30	2007	2006

Received reinsurance premiums, net of commission and brokerage	1.8	2.2
Paid losses	3.8	5.9

As of	June 30, 2007	Dec. 31, 2006

Claim reserves (including case reserves and IBNR)	4.1	3.7
8. Income taxes

Converium recorded a net income tax benefit of USD 66.8 million and a net income tax expense of USD 15.5 million for the six months ended June 30, 2007 and 2006, respectively. During the first quarter of 2007, Converium released the valuation allowance in Switzerland, which was established in 2004 against existing net deferred tax assets. Due to the procedures of releasing the valuation allowance, the operations in Switzerland reported no income tax. For all other jurisdictions the Company applies the annual effective tax rate to calculate the income taxes on a jurisdiction-by-jurisdiction basis. A tax benefit of USD 74.7 million was reported resulting from the release of valuation allowances compared with a tax benefit of USD 85.2 million for the three months period ended March 31, 2007. The decrease results primarily from updated income projections for Converium AG. Converium’s global effective tax rate for the six months ended June 30, 2007 is (51.5) % compared with the effective tax rate for the six months ended June 30, 2006 of 13.8%.
Uncertain Tax Positions
Effective January 1, 2007, Converium adopted FIN 48, “Accounting for Uncertainty in Income Taxes.” See Note 1, “Basis of preparation and significant accounting pronouncements,” for additional information.
Converium is subject to tax audits in numerous jurisdictions around the world including Switzerland until the applicable statute of limitations expires. The following is a summary of tax years that are no longer subject to tax audits:
Switzerland — Converium is no longer subject to tax examinations by the Swiss tax authorities for 2001 and preceding fiscal years. In 2007, the Swiss tax authorities commenced a tax audit of Converium AG for fiscal years 2002 through 2005, and the completion of this examination is expected by the end of the third quarter of 2007.
Foreign — Converium Rückversicherung (Deutschland) AG, Germany which is the major foreign location is no longer subject to tax audits by the German tax authorities for 2000 and preceding fiscal years.
As of January 1, 2007, the total amount of gross unrecognized tax benefits was USD 28.6 million which is equal to the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Due to existing net operating losses no interest and penalties result from such unrecognized tax benefits.

Converium does not currently expect that any significant increase or decrease to unrecognized tax benefits will be recorded during the next 12 months related to its tax positions.
Items affecting comparability between periods
Prior to January 1, 2007, Converium recognized income tax accruals with respect to uncertain tax positions based upon Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies.” Under SFAS No. 5, Converium recorded a liability associated with an uncertain tax position if the liability was both probable and estimable. Converium’s liability under SFAS No. 5 included interest and penalties, which were recognized as interest expense and operating expenses within profit from continuing operations before taxes in the Consolidated Condensed Statements of Earnings.
Effective January 1, 2007, Converium adopted FASB Interpretation No. FIN 48 “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that Converium determines whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, Converium recognizes the largest amount of the benefit that is more likely than not of being sustained in the consolidated financial statements. For tax positions that are not more likely than not of being sustained upon audit, Converium does not recognize any portion of the benefit in the consolidated financial statements. The provisions of FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.
The adoption of the recognition and measurement provisions of FIN 48 did not have an impact on the January 1, 2007 balance of retained earnings. Results of prior periods have not been restated. Converium’s policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, Converium continues to recognize interest assessed on income tax deficiencies as interest expense and penalties assessed on income tax deficiencies in operating expenses within income from continuing operations before taxes in the Consolidated Condensed Statements of Earnings. Converium expects that the adoption of FIN 48 will not have a material impact on the effective tax rate in 2007.
9. Employee benefits

The following table shows the net periodic benefit expense for the six months ended June 30, 2007 and 2006:
Table 9.1
Net periodic benefit expense

	Six months ended June 30
(USD million)	2007	2006

Service cost	-4.2	-3.6

Interest cost	-1.6	-1.4

Expected return on plan assets	1.6	1.5

Employee contributions	1.8	1.4

Amortization of actuarial losses	—	-0.1

Amortization of past service cost	0.1	0.1

Net periodic benefit expense	-2.3	-2.1

The expected future cash flow in 2007 to be paid by Converium in respect to pension plans at June 30, 2007 is USD 2.7 million.
10. Related party transactions

GAUM
As discussed above in Note 5, in March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation and Space line of business. At that same time, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.
In February 2004, Converium AG acquired a further 5.1% stake in GAUM from RSA increasing its overall stake to 30.1%.
For the 2007 and 2006 underwriting years, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM. Gross premiums assumed through the pools managed by GAUM were USD 73.4 million and USD 127.7 million for the first six month of 2007 and 2006 respectively.
In the light of changing business circumstances associated with Converium’s credit rating downgrade in the third quarter of 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. Converium has subsequently renewed fronting agreements with National Indemnity Company and Munich Re under similar terms and conditions which ensured Converium’s continued participation in the pool of GAUM through December 31, 2006. Converium also entered into a further agreement to extend the fronting agreement with the two counterparties until December 31, 2007 in respect of United States and Canadian sourced business and in respect of business sourced from the rest of the world.
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium expects that continuation of its membership at its current rating is likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s pool membership were terminated, it may also be required to sell its 30.1% stake in GAUM.
At June 30, 2007 and December 31, 2006, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (USD 26.2 million) and GBP 13.1 million (USD 23.4 million).
At June 30, 2007 and December 31, 2006 Converium had an outstanding shareholder loan to GAUM of GBP 15.2 million (USD 30.4 million) and GBP 15.2 million (USD 29.8 million) at the respective balance sheet dates.
In May 2007, the Company signed a sales agreement to sell a 2.6% stake in GAUM to Münchner Rückversicherungs-Gesellschaft Aktiengesellschaft in Munich (“Munich Re”) for a purchase price of USD 2.6 million (at a fixed exchange rate of 1.86 against GBP), the right to receive part of the RSA Loan for GBP 1.3 million and additional Deferred Consideration of 2.6%. The transaction remains subject to the approval by the European antitrust authorities.
MDU
Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by ZFS’ entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were USD 81.4 million and USD 76.1 million for the six months ended June 2007 and 2006, respectively.
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve Converium with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert.
The current terms of the MDU Shareholders’ Agreement require that Converium will provide a price concession, starting in 2010 and annually thereafter based upon a predetermined formula under which a price concession, which will be equal to 50% of the amount by which the present value profit, of a particular underwriting year, as calculated 10 years after that underwriting year has expired, exceeds a pre-agreed target expected present value profit.
At June 30, 2007 and December 31, 2006, the balance sheet obligation included in other liabilities was USD 19.4 million and USD 16.7 million respectively.
The business as described above for the related party transactions GAUM and MDU contain termination provisions which give the ceding company or counterparty the right of termination in the event of a change in control. It is acknowledged that a change in control has taken place upon the consummation of SCOR’s tender offer. In view of the change of control, discussions related to future business relationships have commenced with MDU and GAUM. The exercise of termination provision could have a material impact on Converium’s business, operating results and financial conditions.
SCOR
On April 5, 2007, SCOR formally launched a then-unsolicited public tender offer pursuant to which each of Converium’s registered shares were to be exchanged for 0.5 ordinary shares of SCOR and CHF 4, the cash portion of which was to be reduced by the gross amount of any dilutive effects in respect of Converium’s registered shares prior to the consummation of SCOR’s public tender offer.
After a series of discussions, on 9 May 2007, Converium and SCOR entered into a transaction agreement pursuant to which SCOR agreed to increase the consideration payable to holders of Converium’s registered shares to 0.5 new SCOR shares and CHF 5.50 in cash in exchange for each Converium registered share tendered and Converium agreed that its Board of Directors would recommend SCOR’s improved public tender offer to Converium shareholders.
As at June 30, 2007 SCOR had significant influence on Converium, holding 32.94% of Converium’s issued share capital and having commenced its public tender offer for the remaining shares. Other than the publicly disclosed transaction agreement there are currently no identified material transactions with the SCOR Group.
11. Commitments and contingencies

Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an USD 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany disputed this claim on the grounds that its liability under the pertinent contracts is limited and also raised other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany obtained a letter of credit in the amount of USD 65.97 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005. The arbitration panel since has rendered a final award in favor of Converium Germany. On May 9, 2006 (and later amended three times), Canada Life brought an action against the umpire of the arbitration panel and Converium Germany in the Ontario, Canada Superior Court of Justice seeking to set aside the final award. Canada Life alleges that the umpire was biased and unable to perform his duties. Canada Life also filed a Verified Petition against Converium Germany in the United States District Court of the District of New Jersey seeking, among other relief, to vacate the final award. Converium Germany filed a motion to dismiss the New Jersey action. By Order, dated June 13, 2007, the District of New Jersey stayed the action pending resolution of the Canadian proceeding. On December 31, 2006 the letter of credit expired. The trial in the Canadian proceeding is scheduled to commence in September 2007.
Converium Germany disagrees with the factual and legal arguments of both lawsuits and contends that the final award is valid and binding. However, due to the uncertainties inherent in proceedings of this nature, we are unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of any potential loss resulting from these lawsuits.
Converium Germany has fully reserved this claim. However, arrangements entered into with ZFS provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to Converium by ZFS in conjunction with Converium’s Initial Public Offering.
Review of certain of our reinsurance transactions
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to Converium Reinsurance (North America) Inc. (CRNA), one of our former North American subsidiaries, by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 have also been restated. For further information regarding these accounting adjustments, please refer to Converium’s 2005 Annual Report (Note 3 to the 2005 consolidated financial statements on page F-17 to the 2005 20-F filed with the SEC on June 29, 2006) (Additionally, 2002 was further restated as discussed in Note (1) to the 2006 consolidated financial statements on page F-3 to the 2006 20-F filed with the SEC on June 14, 2007) Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities and has shared the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.
Class Action Lawsuits
Following the Company’s announcement on July 20, 2004, that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1996 to 2001, six securities law class action lawsuits were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
On December 9, 2004, another securities law class action lawsuit, Rubin v. Converium Holding AG, et al., Index No. 04-117332, was brought against the Company and certain of its officers and directors in the Supreme Court of the State of New York for the County of New York. (the “Rubin Action”). The Rubin action was removed to the United States District Court for the Southern District of New York. Rubin moved to remand his action to state court.
On July 14, 2005, the Court signed an order in the Federal Actions appointing Public Employees’ Retirement System of Mississippi and Avalon Holdings Inc. lead plaintiffs. On September 23, 2005, the lead plaintiffs filed a consolidated amended class action complaint (the “Complaint”) setting forth their claims. The Complaint includes the Louisiana State Employees’ Retirement System as an additional named plaintiff.
The Complaint names as defendants the Company; former directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; ZFS; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities

Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during the period from December 11, 2000, through September 2, 2004 because the Company did not establish adequate loss reserves to cover claims by policyholders; that the Company announced reserve increases prior to July 20, 2004, were insufficient; and that, as a result of the foregoing, the Company’s earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001, through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint.
On April 21, 2006, plaintiffs moved for leave of Court to file a proposed Consolidated Second Amended Class Action Complaint, to amend their complaint to add, among other things, Securities Act claims based on Converium’s March 1, 2006, restatement of its financial accounts from 1998 through 2005.
On November 16, 2006, the Court consolidated all of the actions, including the Rubin action. On November 27, 2006, Rubin’s motion to remand his action to state court was withdrawn. On December 1, 2006, Plaintiffs submitted a proposed Consolidated Second Amended Class Action Complaint as a substitute for the previously proposed Second Amended Class Action Complaint, which made certain changes to the previously proposed Consolidated Second Amended Class Action Complaint.
On December 28, 2006, the Court issued an Opinion and Order granting in part and denying in part defendants’ motions to dismiss the Complaint. The Court dismissed the claims against all defendants alleging violations of Sections 11, 12 and 15 of the Securities Act of 1933 as well as claims asserting violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) based upon allegations that the Company misrepresented and omitted material information in its December 11, 2001, initial public offering prospectus and registration statement. The Court denied the motion to dismiss those claims against the Company and three of its former officers alleging that those defendants violated Section 10(b) and Section 20(a) of the Exchange Act by misrepresenting and omitting material information in various public disclosures following the Company’s initial public offering. Also on December 28, 2006, the Court denied plaintiffs’ motion to amend their complaint. The Court further ordered that the parties who remain in the actions, including the Company, engage in settlement discussions before a Magistrate Judge. A settlement conference took place before a Magistrate Judge on February 15, 2007 but did not result in a settlement. On January 12, 2007, plaintiffs filed a motion for reconsideration of the Court’s December 28, 2006 order. The defendants filed an opposition to that motion on February 5, 2007, and plaintiffs filed a reply brief in further support of their motion on February 20, 2007. On April 9, 2007, the Court granted Plaintiff’s motion for reconsideration in part and denied it in part. The Court granted Plaintiff’s motion to reconsider its dismissal of Exchange Act claims arising out of the initial public offering. The Court indicated that it will address the other arguments Defendants made to support dismissal of those claims in a forthcoming opinion. The Court denied Plaintiff’s motion to reconsider the dismissal of the Securities Act claims, as well as denial of their motion to file a Consolidated Second Amended Class Action Complaint.
On August 24, 2007, plaintiffs filed a Motion for Preliminary Approval of Proposed Settlement with Zurich Financial Services with the Court. Under the terms of the Proposed Stipulation of Settlement, ZFS is to pay USD 30 million in cash for the benefit of a Settlement Class. The Settlement Class includes persons who purchased American Depositary Shares and Swiss shares purchased on the Swiss Stock Exchange, including persons who reside abroad, during the period December 11, 2001 through September 2, 2004.
The Motion for Preliminary Approval will be heard at a date and time to be set by the Court. If the settlement is preliminarily approved, the Court will set a date for a fairness hearing on the settlement and prescribe the form of notice to be provided to putative members of the Settlement Class. If the settlement obtains final approval, it would resolve the claims of the Settlement Class asserted against ZFS (and against certain other defendants as set forth in the Stipulation of Settlement, including all of Converium’s former directors) in the Class Action. The Company’s review and consideration of the Motion for Preliminary Approval and its related papers is continuing.
The consolidated actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. The parties are currently engaging in pre-trial discovery. The costs of defending the class action may have a material impact on the Company’s operating results in future reporting periods and an unfavourable outcome could have a materially adverse effect on the Company’s financial condition, results of operations and cash flows.
12. Regulation

Switzerland
Converium AG has received an operating license from the Federal Office of Private Insurance (Bundesamt für Privatversicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Finance (Eidgenössisches Finanzdepartment) and is subject to the continued supervision by the FOPI pursuant to the Swiss Insurance Supervisory Act of December 17, 2004 (Versicherungsaufsichtsgesetz) (“ISA”). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Finance is not explicitly designated by law. On January 1, 2006 a completely revised ISA together with an Implementing Ordinance entered into force. The main changes are an amended definition of solvency (Art. 9) which includes consideration of financial and operational risks, an emphasis on the control of corporate governance elements by the FOPI and an increased transparency and consumer protection. The most important new feature is the introduction of the Swiss Solvency Test (“SST”), a risk-based capital model which preempts the forthcoming changes in the EU based upon the EU Solvency II Directive. Insurance undertakings are allowed to use their internal models if they comply with certain conditions of a qualitative, quantitative and organizational nature defined and accepted by the FOPI.
According to article 21 paragraph 4 of the ISA, the FOPI is may prohibit a holding or impose conditions if the nature or extent of such holding might endanger the insurance company or the interests of the insured.
By decree dated 27 June 2007 FOPI stated that it has no objections against the planned holdings by the French SCOR Group in Converium Holding AG, which will lead to indirect capital holdings in Converium AG of more than 33%, respectively 50%. However, FOPI requires the following conditions, which replace the reporting requirements requested by FOPI by letter dated September 27, 2004:
•	Should Converium plan to perform transactions that result in Solvency I dropping below 200%, such transactions must be submitted to FOPI.

•	At the same time, intra group transactions and transactions affecting Converium’s equity in an amount that individually account for approximately more than 5% or in the aggregate per calendar year an amount equal to more than approximately 10% must be submitted to FOPI for prior approval.
Germany

On November 16, 2005, the European parliament adopted new European Union (“EU”) reinsurance guidance, which had to be transferred into national law by the end of 2007. Many of those items had already been implemented in Germany, foremost into the newly released German Insurance Supervision Act as of January 1, 2005. This law included solvency requirements for reinsurers based on the Solvency I standard as well as license and many jurisdictional items in great detail.
Meanwhile the German parliament has approved the 8th amendment to the German supervisory law (VAG) with effect of June 2, 2007, thereby putting the remaining EU directive elements into national law. The 8th amendment mainly adds the following provisions: European passport for reinsurance companies incorporated in the European Economic Area (EEA), supervision of German branch offices of reinsurance companies incorporated outside the EEA, addition to the investment principles applicable to the Committed Assets of reinsurers, portfolio transfers by reinsurance companies, finite reinsurance handling.
In addition, extensive work has been initiated by the German supervisory authority and the German Insurance Association in order to prepare for a risk based solvency system (Solvency II), which should be similar to the Basel II requirements enacted for the banking industry. Solvency II is not expected to be released prior to 2008/2009.
13. Earnings per share

Converium Holding AG has purchased 950.000 shares for the six months ended June 30, 2007 related to share-based compensation plans. The following table shows the components of the earnings per share calculation:

(in USD million, except per share information)	Six months ended June 30
	2007	2006

Income from continuing operations	196.5	96.7

Income from discontinued operations	—	27.4

Average basic shares outstanding (millions)	146.3	146.3

Average diluted shares outstanding (millions)	147.7	148.4

Basic earnings per share :
from continuing operations	1.34	0.66

from discontinued operations	—	0.19

Total basic earnings per share	1.34	0.85

Diluted earnings per share :
from continuing operations	1.33	0.65

from discontinued operations	—	0.18

Total diluted earnings per share	1.33	0.84

Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased, if dilutive, to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options.
14. Subsequent events

SCOR ownership
As of August 2, 2007 and after the expiration of the additional acceptance period of the public tender offer, 96.32% or a total of 141,289,703 shares of Converium Holding AG have been tendered to SCOR. As of the date of this report the Converium Group is now controlled by and a subsidiary of SCOR.
Step down of the Chief Executive Officer and Chief Financial Officer
Converium’s Extraordinary General Meeting will take place on August 30, 2007. At this meeting, it is expected that the current Board of Directors will resign and a new Board be elected. In addition, it is planned that Inga Beale, Chief Executive Officer, and Paolo De Martin, Chief Financial Officer, will step down from their respective positions on this date.
Vesting of all employee share plans
As a result of the successful consummation of the SCOR public tender offer for Converium on July 13, 2007 the “change of control clauses” within the Group’s various stock option and restricted share unit plans were triggered. This resulted in the immediate vesting of all yet unvested grants under the pertinent plans. Further, on July 18, 2007, all in-the-money obligations relating to vested option grants as well as those obligations relating to the settlement of share grants vesting as a result of the change of control clause were settled via a full and final cash settlement. This cash settlement was calculated on the basis of the value of the SCOR offer price in the public tender offer and resulted in an expense in the third quarter of 2007 of approximately USD 18.0 million.
A.M. Best rating upgrade to A-
A.M. Best has upgraded the financial strength rating to A- (Excellent) from B++ (Good) and the issuer credit rating to “a-“ from “bbb+” of Converium AG and its rated subsidiaries. All ratings have been removed from under review with positive implications, and a stable outlook has been assigned.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
CONVERIUM HOLDING AG

By:	/s/ Inga Beale

	Name:	Inga Beale
	Title:	Chief Executive Officer, Converium Holding AG

By:	/s/ Paolo De Martin

	Name:	Paolo De Martin
	Title:	Chief Financial Officer, Converium Holding AG
Date:   August 28, 2007